Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-178432) and related Prospectus of Martin Marietta Materials, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements of Martin Marietta Materials, Inc., and the effectiveness of internal control over financial reporting of Martin Marietta Materials, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2010 and the financial statement schedule of Martin Marietta Materials, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Raleigh, North Carolina

January 19, 2012